 **Blue Gold Works Inc., Fairfax, CA  lynn@bluegoldworks.com**

## BLUE GOLD WORKS OPERATING SUMMARY

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 | Year 6 |
|---|---|---|---|---|---|---|
| Product Costs | $ - | $ 49,440 | $ 1,136,080 | $ 2,830,400 | $ 6,866,400 | $ 10,590,320 |
| Sales / Mgmt / Operating | $ 255,017 | $ 741,603 | $ 1,968,241 | $ 4,453,989 | $ 7,529,095 | $ 11,019,551 |
| Capital Costs | $ 99,000 | $ 198,000 | $ 594,000 | $ 1,188,000 | $ 1,782,000 | $ 2,376,000 |
| Other Costs | $ - | $ 15,120 | $ 15,120 | $ 15,120 | $ 15,120 | $ 15,120 |
| Contingency | $ 50,000 | $ 75,000 | $ 125,000 | $ 150,000 | $ 180,000 | $ 200,000 |
| **Total Costs** | $ 404,017 | $ 1,079,163 | $ 3,838,441 | $ 8,637,509 | $ 16,372,615 | $ 24,200,991 |
| **Total Revenue** | $ 202,930 | $ 825,940 | $ 4,993,340 | $ 13,146,760 | $ 29,260,740 | $ 46,137,760 |
| **Projected Profit (Loss)** | $ (201,087) | $ (253,223) | $ 1,154,899 | $ 4,509,251 | $ 12,888,125 | $ 21,936,769 |







No assurance can be given that the Company will be successful and as such, these returns are not guaranteed.

 **Blue Gold Works Inc., Fairfax, CA  lynn@bluegoldworks.com**

# Blue Gold Works Inc. Revenue Projections

|  | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 | Year 6 |
|---|---|---|---|---|---|---|
| Hectares Planted | - | 40 | 160 | 380 | 560 | 625 |
|  |  |  |  |  |  |  |
| Liters of Moringa Oil Produced | - | - | 36,000 | 144,000 | 342,000 | 504,000 |
| **Revenue Moringa Oil** | $ - | $ - | $ 1,620,000 | $ 6,480,000 | $ 15,390,000 | $ 22,680,000 |
|  |  |  |  |  |  |  |
| Liters Moringa Honey Produced | - | - | 1,760 | 7,040 | 16,720 | 24,640 |
| **Revenue Moringa Honey** | $ - | $ - | $ 88,000 | $ 352,000 | $ 836,000 | $ 1,232,000 |
|  |  |  |  |  |  |  |
| WaterWork Plants in Operation | 1 | 3 | 9 | 21 | 39 | 63 |
| People Served | 8,000 | 24,000 | 72,000 | 168,000 | 312,000 | 504,000 |
| **WaterWork Revenue** | $ 202,930 | $ 727,060 | $ 2,181,180 | $ 5,325,960 | $ 10,397,940 | $ 17,397,120 |
|  |  |  |  |  |  |  |
| BGW Kits Provided | - | 3,000 | 33,500 | 30,000 | 80,000 | 146,500 |
| People Served | - | 36,000 | 402,000 | 360,000 | 960,000 | 1,758,000 |
| **Revenue BGW Kits** | $ - | $ 98,880 | $ 1,104,160 | $ 988,800 | $ 2,636,800 | $ 4,828,640 |
|  |  |  |  |  |  |  |
| **Total Revenue** | $ 202,930 | $ 825,940 | $ 4,993,340 | $ 13,146,760 | $ 29,260,740 | $ 46,137,760 |

No assurance can be given that the Company will be successful and as such, these returns are not guaranteed.

 **Blue Gold Works Inc., Fairfax, CA  lynn@bluegoldworks.com**

# Blue Gold Works Inc. Cost Projections

| | | | | | | |
|---|---:|---:|---:|---:|---:|---:|
| Product Costs Oil | $ - | $ - | $ 540,000 | $ 2,160,000 | $ 5,130,000 | $ 7,560,000 |
| Sales / Mgmt Costs | $ - | $ 162,000 | $ 648,000 | $ 1,539,000 | $ 2,268,000 | $ 2,948,400 |
| Other Costs | $ - | $ 7,560 | $ 7,560 | $ 7,560 | $ 7,560 | $ 7,560 |
| **Total Costs Moringa Oil** | **$ -** | **$ 169,560** | **$ 1,195,560** | **$ 3,706,560** | **$ 7,405,560** | **$ 10,515,960** |
| | | | | | | |
| Product Costs Honey | $ - | | $ 44,000 | $ 176,000 | $ 418,000 | $ 616,000 |
| Sales / Mgmt Costs | $ - | $ 8,800 | $ 35,200 | $ 83,600 | $ 123,200 | $ 160,160 |
| Other Costs | | $ 7,560 | $ 7,560 | $ 7,560 | $ 7,560 | $ 7,560 |
| **Total Costs Moringa Honey** | **$ -** | **$ 16,360** | **$ 86,760** | **$ 267,160** | **$ 548,760** | **$ 783,720** |
| | | | | | | |
| Capital Cost WaterWorks | $ 99,000 | $ 198,000 | $ 594,000 | $ 1,188,000 | $ 1,782,000 | $ 2,376,000 |
| Plant Operating | $ 115,129 | $ 330,387 | $ 976,161 | $ 2,267,709 | $ 4,205,031 | $ 6,788,127 |
| Management | $ 130,000 | $ 130,000 | $ 210,000 | $ 300,000 | $ 450,000 | $ 640,000 |
| **Total Costs Water Works** | **$ 344,129** | **$ 658,387** | **$ 1,780,161** | **$ 3,755,709** | **$ 6,437,031** | **$ 9,804,127** |
| | | | | | | |
| Product Cost BGW Kits | $ - | $ 49,440 | $ 552,080 | $ 494,400 | $ 1,318,400 | $ 2,414,320 |
| Distribution / Mgmt Costs | $ 9,888 | $ 110,416 | $ 98,880 | $ 263,680 | $ 482,864 | $ 482,864 |
| **Total Costs BGW Kits** | **$ 9,888** | **$ 159,856** | **$ 650,960** | **$ 758,080** | **$ 1,801,264** | **$ 2,897,184** |

No assurance can be given that the Company will be successful and as such, these returns are not guaranteed.